Exhibit 21.1

LIST OF SUBSIDIARIES

Name	Jurisdiction of Organization

Health Acquisition Corp., d/b/a Allen Health Care Services	New York

New England Home Care, Inc	Connecticut

Connecticut Staffing Works Corp.	Connecticut

Accredited Health Services, Inc.	New Jersey

Medical Resources Home Health Corp.	Delaware

National HMO (N.Y.) Inc.	Delaware